Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 12, 2013, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdictions. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ExactTarget, Inc.

at

$33.75 Net Per Share

by

Excalibur Acquisition Corp.,

a wholly owned subsidiary of

salesforce.com, inc.

Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“salesforce.com”), is offering to purchase all outstanding shares of common stock, par value $0.0005 per share (the “Shares”), of ExactTarget, Inc., a Delaware corporation (“ExactTarget”), at $33.75 per Share (the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 12, 2013 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto and the Offer to Purchase, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JULY 10, 2013 (WHICH IS THE END OF THE DAY ON WEDNESDAY, JULY 10, 2013), UNLESS THE OFFER IS EXTENDED PURSUANT TO THE ACQUISITION AGREEMENT, DATED AS OF JUNE 3, 2013, BY AND AMONG PURCHASER, SALESFORCE.COM AND EXACTTARGET (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “ACQUISITION AGREEMENT”).

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, ExactTarget. Pursuant to the Acquisition Agreement, as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ExactTarget, and ExactTarget will become a wholly owned subsidiary of salesforce.com (the “Merger”).

The Board of Directors of ExactTarget has unanimously (i) determined that the Acquisition Agreement is advisable, (ii) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of, ExactTarget and its stockholders, (iii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommended that ExactTarget’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, to the extent applicable, adopt the Acquisition Agreement in accordance with the applicable provisions of Delaware law.

The Offer is conditioned upon, among other things, the condition that, prior to the expiration date of the Offer (as it may be extended from time to time in accordance with the Acquisition Agreement), there be validly tendered in accordance with the terms of the Offer and not validly withdrawn a number of Shares of ExactTarget, that, together with any outstanding shares of common stock of ExactTarget then owned by salesforce.com and Purchaser, represents more than 50% of all the then outstanding Shares (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions as described in the Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Regulatory Condition”), (ii) the performance of ExactTarget in all material respects of its obligations under the Acquisition Agreement that need to be performed before the scheduled expiration of the Offer, (iii) the absence of any material adverse change on ExactTarget that is ongoing as of immediately prior to the scheduled expiration of the Offer, (iv) the delivery to salesforce.com and Purchaser of certain certificates by ExactTarget’s chief executive officer or chief financial officer relating to the satisfaction of certain conditions to the Offer, (v) the absence in the United States or in other jurisdictions where salesforce.com, ExactTarget or their respective subsidiaries have material business or operations of (A) any laws prohibiting or making illegal the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger), (B) any governmental orders that are in effect at the scheduled expiration of the Offer that make any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal, or prohibit or prevent them from being consummated or (C) any actions by any governmental authority that would reasonably be expected to have the consequences described in clauses (A) – (D) in the immediately following clause (vi), (vi) the absence of any pending legal proceeding brought by any governmental authority in the United States or in other jurisdictions where salesforce.com, ExactTarget or their respective subsidiaries have material business or operations (A) that seeks to enjoin the acquisition of Shares by Purchaser or restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Acquisition Agreement or the support agreements (including the voting provisions thereunder) entered into between salesforce.com and certain stockholders of ExactTarget, (B) that seeks to limit the ability of salesforce.com or Purchaser to accept for payment and pay for the Shares and exercise their rights, including voting rights, with respect to those Shares, (C) that seeks to compel salesforce.com or Purchaser to divest, dispose of or otherwise change any assets or businesses, or restrict the businesses, of salesforce.com, Purchaser or ExactTarget, or any of their subsidiaries or impose any restriction on the operation of the business of salesforce.com, Purchaser or ExactTarget, or any of their subsidiaries, or (D) which otherwise would be reasonably expected to have a material and adverse change on ExactTarget and (vii) the Acquisition Agreement not having been terminated in accordance with its terms prior to the expiration of the Offer.

See Section 15 of the Offer to Purchase entitled “Conditions to Purchaser’s Obligations” for more details of the terms and conditions of the Offer.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), if any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, Purchaser (a) will not be required to accept for payment or pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of, or the payment for, any Shares that are tendered in the Offer.

Purchaser may waive any of the conditions to the Offer, except for the Minimum Condition. The Offer is not subject to any financing conditions or arrangements.

Purchaser may (but is not required to) extend the Offer for one (1) or more successive extension periods of up to ten (10) business days each, if any of the conditions to the Offer are not satisfied or waived as of any then scheduled expiration of the Offer.

Purchaser is required to extend the Offer beyond its scheduled expiration (i) for any period required by any rule, regulation, interpretation or position of the SEC (or its staff) or any rule or regulation of the New York Stock Exchange that is applicable to the Offer, (ii) for successive extension periods of ten (10) business days each in the event that the Regulatory Condition is not satisfied or waived as of any then scheduled expiration of the Offer, or (iii) for two (2) extension periods of ten (10) business days if the Minimum Condition is not satisfied or waived as of any then scheduled expiration of the Offer, but all of the other conditions to the Offer have been satisfied or waived.

Notwithstanding the foregoing, Purchaser is not required to extend the Offer beyond October 4, 2013 (the “Termination Date”); and the ability to extend the Offer does not restrict in any manner the right of salesforce.com to terminate the Acquisition Agreement in accordance with its terms.

Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 A.M., New York City Time, on the next business day after the previously scheduled expiration date.

After the time at which the conditions to the Offer are met (after giving effect to any applicable extensions of the Offer), Purchaser also may (but is not required to) extend the Offer for a subsequent offering period and one or more extensions thereof, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for an aggregate duration of not less than three (3) business days nor more than twenty (20) business days (but not beyond the Termination Date). No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights with respect to the conditions to the Offer, the Depositary, nevertheless, on behalf of Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Purchaser by reason of any delay in making such payment.

Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date of the Offer and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after the date that is 60 days from the date of the Offer to Purchase, unless previously accepted for payment pursuant to the Offer to Purchase; provided, however, that there will be no withdrawal rights during any subsequent offering period. If all conditions to the Offer have been met or waived, Purchaser must pay for all shares validly tendered and immediately accept and pay for all Shares validly tendered and not validly withdrawn prior to the expiration date of the Offer and any Shares tendered during any subsequent offering period pursuant to Rule 14d-11 under the Exchange Act. If the purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in Section 4 of the Offer to Purchase, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase entitled “Procedure for Tendering Shares,” any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of Purchaser, the Depositary, MacKenzie Partners, Inc. (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer but may be tendered at any subsequent time prior to the expiration date of the Offer by following any of the procedures described in Section 3 of the Offer to Purchase entitled “Procedure for Tendering Shares.”

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Information Agent at the number below.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

June 12, 2013